April 19, 2006

United States Securities and Exchange Commission Corporate Finance 100 F Street N.E. Washington, DC 20549-3561	VIA EDGAR

Attn:	Michael Fay, Branch Chief Patrick Kuhn Joe Foti

RE:	Spartan Motors, Inc. Response to Comment Letter Dated April 5, 2006 File No. 000-13611

Dear Mr. Fay:

          We have received your letter dated April 5, 2006 commenting on the Annual Report on Form 10-K for Spartan Motors, Inc. (the "Company"). We present the following responses, numbered to correspond to the numbered comments in your letter. For the convenience of the Staff, each of the Staff's comments is set forth in full and the Company's response thereto immediately follows.

Management's Discussion and Analysis, page 16

1.

We believe your MD&A may benefit from an introductory or overview section that would facilitate a reader's understanding on the most important matters in which management focuses in evaluating the financial condition and operating performance. Among other matters, this introductory or overview section could:

	•	inform readers how you earn revenue and income and generate cash;

U.S. Securities and Exchange Commission
April 19, 2006

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•	discuss your line of business and principal products and services;
•	include economic or industry-wide factors relevant to the company; and
•	provide insight into material opportunities, challenges and risks presented by known trends and uncertainties, as well as actions being taken to address these matters.

In addition, we recommend that you identify and discuss key performance indicators, which management uses to manage the business. With respect to key financial metrics, we note that you discuss "Return on Invested Capital ("ROIC") and Consolidated Return on Equity ("ROE") in earnings releases. If these are important financial based metrics used by management in assessing performance, your MD&A should discuss these indicators as well as other relevant financial and non-financial performance indicators (e.g. manufacturing plant capacity and utilization, backlog and its trends, product development, market demand, customer and vendor relations, etc.).

Response:

In future filings, the Company will include an introductory or overview section that will identify and explain the matters on which management focuses its attention to evaluate the financial condition and operating performance of the Company. The introductory or overview section will address the matters identified by the Staff. In addition, in future filings the Company's MD&A will identify and discuss key performance indicators that are important to management in assessing Company performance.

Results of Operations, page 16

2.

We note that you include tabular information and narrative discussion of your results of operations on a consolidated basis. For a clearer and enhanced results of operations discussion that may provide a reader with a better understanding of the major components of your business, we also suggest that you include tabular financial data that details the year-to-year (and changes in) results of operations for each of the business segments as well as a detailed narrative discussion and analysis on a separate segment basis. In view of the significant difference in operating results between your business segments, we believe this would be especially relevant and meaningful as the Chassis segment has been generating profits while the EVT segment has been incurring losses. Refer to guidance in Section III(A) in Financial Reporting Release ("FR")-72 (Release No. 33-8350).

Response:

In future filings, the Company will include tabular financial data that details year-to-year results of operations for each of the Company's business segments. In addition, the Company will include narrative discussion and analysis on a segment-by-segment basis.

U.S. Securities and Exchange Commission
April 19, 2006

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3.

Please enhance your disclosure with a narrative discussion of the extent to which your increases in sales are attributable to the introduction of new products, or increases in prices or amount of products being sold. Refer to the guidance in Item 303(a)(3)(iii) of Regulation S-K.

In future filings, the Company will include narrative discussion to the extent that sales increases can be attributed to price increases, increases in unit volume sales and major new product introductions.

Critical Accounting Policies, page 20

4.

From disclosures in Note 1 to the financial statements, we note that compensation expense under the fair value method would have been material to your results of operations in each of the last three fiscal years. Upon the adoption of SFAS 123(R), please consider whether the critical accounting policy disclosures should include stock based compensation. Disclosure should be included where the nature of the estimates or assumptions is material due to the level of subjectivity and judgment involved or the susceptibility of such matter to change and the impact of these estimates or assumptions is material to operating performance. In this regard, you should address why the accounting estimates or assumptions are subject to change and the disclosure should supplement, not repeat, the description of accounting policy included in the Notes. Your MD&A discussion should focus on the estimates or assumptions in applying the accounting principle and how this principle may have different effects on the operating results over time. In addition, you should analyze how you arrived at your estimates and assumptions, how accurate they have been in the past and whether they are reasonable likely to change in the future. Refer to the guidance in Section V in FR-72 (Release No. 33-8350).

Response:

Upon adoption of SFAS No. 123(R) in the first quarter of 2006, the Company will disclose the grant-date fair value method of recognizing compensation expense for stock-based payments as a critical accounting policy in our Form 10-Q and future filings of our Form 10-K. As part of this disclosure, we will discuss the nature of the significant estimates and assumptions made and how we arrived at our conclusions related to these matters, as well as the fact that our estimates and assumptions are subject to change based on current experience related to such matters, among others, as forfeitures, stock price volatility, and dividend policies. In addition, we will discuss how changes in our estimates and assumptions may affect future operating results in our MD&A. This disclosure will supplement, not repeat, our accounting policy disclosure related to stock-based payments.

Consolidated Financial Statements, page 22

Consolidated Balance Sheets, page 22

U.S. Securities and Exchange Commission
April 19, 2006

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5.

Please disclose the facts and circumstances concerning the unearned compensation balance included in the shareholders' equity section of the balance sheet. You should disclose the person(s) who were issued the restricted stock as well as the terms and nature of the restrictions encompassing this compensation arrangement. In addition, your MD&A should also discuss any significant fluctuations in financial statement line items. Refer to the guidance in Instruction 4 of Item 303(a) in Regulation S-K.

Response:

In future filings, the Company will identify the stock compensation plans pursuant to which the restricted stock is awarded and the categories of persons receiving the stock (i.e., officers, directors, and key employees). The Company will disclose the recognition of compensation expense over the requisite period and will note fact that the related stock is restricted as to sale or transfer until the vesting period has lapsed (which is generally ratably over three years). Further, our MD&A will discuss significant fluctuations, if any, in related financial statement line items.

Note 1: General and Summary of Accounting Policies, page 27

6.	Please disclose your accounting policy for customer deposits, as the amount reported on your balance sheet is significant.

Response:

In future filings, we will add a disclosure in our accounting policy footnote that discusses our accounting for customer deposits. Such deposits are accepted by the Company when presented by customers seeking improved pricing in connection with orders that are placed for products to be manufactured and sold at a future date. Revenue associated with these deposits is deferred and recognized upon shipment of the related product to the customer.

Note 13: Business Segments, page 37

7.

Please provide the disclosures required by paragraph 37 of SFAS 131. It appears that you should disclose the revenue attributable to each of your major product lines including Crimson Fire, Crimson Fire Aerials, and Road Rescue.

Response:

We note that the requirement in paragraph 37 of SFAS 131 states that "[a]n enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so." We believe that our

U.S. Securities and Exchange Commission
April 19, 2006

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disclosures comply with this requirement and that revenue information related to the operations of Crimson Fire, Crimson Fire Aerials and Road Rescue would not provide relevant information to the reader of the financial statements given the nature of those businesses.

As you will note, the Company's EV Team engineers and manufactures emergency vehicles that are built on assembly lines that are not fully automated because each unit is manufactured to customized specifications of end-users. The units utilize chassis platforms supplied by other entities and are made of the same or similar materials and in a similar manner which end-users deploy to protect public safety. Our EV Team product sales are currently presented separately from chassis sales to comply with the requirements of SFAS 131. In our judgment, our current approach to product sales reporting is fully consistent with the requirements of SFAS 131 and additional disclosures are not warranted because all relevant information is currently provided.

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Pursuant to the request included in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          I hope that these responses satisfy all of the comments and issues addressed by the Staff. If you have any questions regarding the Company's responses to your comments, please contact me at (517) 543-6400.

Sincerely,

/s/ James W. Knapp

James W. Knapp Chief Financial Officer